                        THIS REPORT HAS BEEN FILED WITH
                    THE SECURITIES AND EXCHANGE COMMISSION
                                   VIA EDGAR
 -----------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549
 -----------------------------------------------------------------------------
                                    FORM 4
                 Statement of Changes in Beneficial Ownership

[      ]  Check this box if no longer subject to Section 16.  Form 4 or Form 5
obligations  may  continue.    See  Instructions  1(b)

Filed  pursuant  to  Section  16(a)  of  the  Securities Exchange Act of 1934,
Section  17(a) of the Public Utility Holding Company Act of 1935 or Section 30
(f)  of  the  Investment  Company  Act  of  1940.

                       Commission File Number 000-20841

               U G L Y   D U C K L I N G   C O R P O R A T I O N
            (Exact name of registrant as specified in its charter)

            Delaware                                              86-0721358
 (State  or  other  jurisdiction  of                        (I.R.S.  employer
incorporation  or  organization)                           identification no.)

                                         2525 E. Camelback Road,
                                                   Suite 1150
                                   Phoenix, Arizona          85016

                    (Address of principal executive offices) (Zip Code) Registrant's telephone number, including area code: (602) 852-6600

1.    Name  and  Address  of  Reporting  Person*:
                                            SPLAVER,  ERIC  J.
                                            2525  E.  Camelback  Blvd.,  Suite
1150
                                            Phoenix,  Arizona      85016

2.  Issuer Name and Ticker or Trading Symbol: UGLY DUCKLING CORPORATION "UGLY"

3.    IRS  or  Social  Security  Number  of  Reporting  Person  (Voluntary):

4.    Statement  for  Month/Year:                                   March 1997

5.    If  Amendment,  Date  of  Original  (Month/Year):

6.    Relationship  of  Reporting  Person  to  Issuer:    OFFICER:   CONTOLLER

7.   Individual or Joint/Group Filing:      FORM FILED BY ONE REPORTING PERSON



                                Table 1 - Non-Derivative Securities Acquired,
                                     Disposed of, or Beneficially Owned


                                                         Amount of     Ownership
                                          Securities     Securities      Form:      Nature of
                                         Acquired(A)    Beneficially   Direct(D)    Indirect
Title of      Transaction  Transaction        or          Owned at        or       Beneficial
Security         Date         Code      Disposed of(D)  End of Month  Indirect(I)   Ownership
------------  -----------  -----------  --------------  ------------  -----------  -----------
                              Code            V            Amount         A/D         Price
                           -----------  --------------  ------------  -----------  -----------

Common Stock     03/31/97  S                                   6,000  D            $     18.00  See Below  D
Common Stock     03/31/97  J                                   9,280  A                      #     25,560  D
------------  -----------  -----------                  ------------  -----------  -----------  ---------  -



*If  the  Form  is  filed  by  more than one Reporting Person, see Instruction
4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



       Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                      Number of
                                                   Number of                                          Derivative    Ownership
            Conversion                            Derivative                                          Securities     Form of
                or                                Securities       Date                                Benefi-     Derivative
             Exercise                              Acquired    Exercisable    Title and                 cially      Security:
Title of     Price of                               (A) or         and        Amount of    Price of     Owned        Direct
Derivative  Derivative  Transaction  Transaction   Disposed     Expiration   Underlying   Derivative  at End of      (D) or
Security     Security      Date         Code        of (D)         Date      Securities   Securities    Month      Indirect(I)
----------  ----------  -----------  -----------  -----------  ------------  -----------  ----------  ----------  -------------
                                                                                             Date       Expira
                                                                                            Exerci      -tion
                                        Code           V           (A)           (D)        -sable       Date         Title
                                     -----------  -----------  ------------  -----------  ----------  ----------  -------------

Options              #     03/31/97  X                         N/A                 9,280           +           +  Common Stock
----------  ----------  -----------  -----------               ------------  -----------  ----------  ----------  -------------






            Nature of
Title of     Indirect
Derivative  Beneficial
Security    Ownership
----------  ----------
            Amount or
            Number of
              Shares
            ----------

Options          9,280  +  32,340  D
----------  ----------  -  ------  -


Explanation  of  Responses:
# On March 31, 1996, I exercised 9,280 options that were grant on 6/1/95. The exercise price was $.86 per share.
+       These options were granted under the Ugly Duckling Long-Term Incentive
Plan on 12/02/96, 06/01/96 and 06/30/95 at exercise prices ranging between $20.75 and $.86 per share. The options will expire six years following the respective grant dates. No option is exercisable before eight months from date of grant. Thereafter, options vest and become exercisable as follows:
20.0%  per  year.


/s/    Eric  J.  Splaver
-------------------------------
**Signature  of  Reporting  Person

04/10/97
-------------------------------
Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
Violations.    See  19  U.S.C.  788(a).